UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Partner Communications Company Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS0.01 per share

(Title of Class of Securities)

70211M109*

(CUSIP Number)

Adam Chesnoff

Saban Capital Group, Inc.

10100 Santa Monica Boulevard, Suite 2600

Los Angeles, CA 90067

(310) 557-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

David Eisman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

(213) 687-5381

June 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share, par value NIS0.01 per share. No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 70211M109	Page 2 of 12

1	NAME OF REPORTING PERSON: S.B. Israel Telecom Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.4%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 169,453,076 Ordinary Shares outstanding as of June 18, 2017.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 2 of 12 Pages)

CUSIP No. 70211M109	Page 3 of 12

1	NAME OF REPORTING PERSON: SCG Communication Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.4%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 169,453,076 Ordinary Shares outstanding as of June 18, 2017.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 3 of 12 Pages)

CUSIP No. 70211M109	Page 4 of 12

1	NAME OF REPORTING PERSON: HSAC Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.4%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 169,453,076 Ordinary Shares outstanding as of June 18, 2017.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 4 of 12 Pages)

CUSIP No. 70211M109	Page 5 of 12

1	NAME OF REPORTING PERSON: Saban Capital Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.4%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 169,453,076 Ordinary Shares outstanding as of June 18, 2017.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 5 of 12 Pages)

CUSIP No. 70211M109	Page 6 of 12

1	NAME OF REPORTING PERSON: SCG Investment Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.4%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 169,453,076 Ordinary Shares outstanding as of June 18, 2017.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 6 of 12 Pages)

CUSIP No. 70211M109	Page 7 of 12

1	NAME OF REPORTING PERSON: Alpha Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.4%*
14	TYPE OF REPORTING PERSON: OO

*	Based on 169,453,076 Ordinary Shares outstanding as of June 18, 2017.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 7 of 12 Pages)

CUSIP No. 70211M109	Page 8 of 12

1	NAME OF REPORTING PERSON: Haim Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States; Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.4%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 169,453,076 Ordinary Shares outstanding as of June 18, 2017.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 8 of 12 Pages)

CUSIP No. 70211M109	Page 9 of 12

1	NAME OF REPORTING PERSON: Cheryl Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.4%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 169,453,076 Ordinary Shares outstanding as of June 18, 2017.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 9 of 12 Pages)

The statement on Schedule 13D filed on February 8, 2013, relating to ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Partner Communications Company Ltd., a company organized under the laws of the State of Israel (the “Issuer”), (the “Original Filing,” and as amended previously and by this Amendment No. 6, the “Schedule 13D”), as previously amended by the amendment dated October 17, 2013 (“First Amendment”), the amendment dated December 23, 2013 (the “Second Amendment”), the amendment filed on May 20, 2014 (the “Third Amendment”), the amendment filed on October 19, 2015 (the “Fourth Amendment”), and the amendment filed on June 12, 2017 (the “Fifth Amendment”) is hereby further amended as set forth below by this Amendment No. 6 (this “Amendment”). This Amendment supplements and amends the Schedule 13D to the extent specified herein. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Original Filing as previously amended.

This Amendment is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this Amendment was filed as Exhibit 99.1 to the Original Filing.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended by replacing the table indicating the directors and executive officers of S.B. Israel with the following:

Name	Citizenship	Residence or Business Address	Principal Occupation / Employment & Address
Adam Chesnoff*	United States	10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067	President and Chief Operating Officer of SCG 10100 Santa Monica Boulevard, Suite 2600 Los Angeles, CA 90067
Barak Pridor*	Israel	34 Kehilat Vilna Street Ramat Hasharon 4722089, Israel	Investor
Elon Shalev*	Israel	70 Yehoshua Bin Noon Tel Aviv 62497, Israel	Investor

*	Member of the Board of Directors of S.B. Israel

With respect to SCG Communication, the following sentence is added at the end of Item 2 of the Schedule 13D:

Adam Chesnoff, Fred Gluckman and Philip Han serve on the Board of Managing Directors of SCG Communication.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is amended by adding the following paragraph at the end of Item 4:

The disclosure regarding the Offering set forth below in Item 6 is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Ordinary Shares set forth below:

Reporting Person	Aggregate Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
S.B. Israel	49,862,800		29.4%
SCG Communication	49,862,800	(3)	29.4%
HSAC	49,862,800	(3)	29.4%
SCG	49,862,800	(3)	29.4%
SCG Investment	49,862,800	(3)	29.4%
The Trust	49,862,800	(3)	29.4%
Haim Saban	49,862,800	(3)	29.4%
Cheryl Saban	49,862,800	(3)	29.4%

(1)	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement. See Item 6. Prior to the time that such Ordinary Shares may be transferred to S.B. Israel, Scailex is deemed to be the beneficial owner of such Ordinary Shares pursuant to Rule 13d-3 under the Act.
(2)	Calculated based on 169,453,076 Ordinary Shares outstanding as of June 18, 2017.
(3)	By virtue of the relationships reported in Item 2 and pursuant to Rule 13d-3 under the Act, each of such Reporting Persons may be deemed to indirectly beneficially own the 49,862,800 Ordinary Shares beneficially owned by S.B. Israel.

(Page 10 of 12 Pages)

(b) By virtue of the relationships reported in Item 2 and pursuant to Rule 13d-3 under the Act, each of S.B. Israel, SCG Communication, HSAC, SCG, SCG Investment, the Trust, Haim Saban and Cheryl Saban may be deemed to have shared voting and dispositive power with respect to 49,862,800 Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 of Schedule 13D is amended by adding the following sentences at the end of Item 6.

On June 18, 2017, S.B. Israel acquired 1,812,800 Ordinary Shares in the Offering at a price per share of 19.59 NIS.

Item 7.	Material to be Filed as Exhibits.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1*	Joint Filing Agreement, dated as of February 8, 2013, among the Reporting Persons.

Exhibit 99.2*	Assumption Agreement, dated as of November 30, 2012, by and between S.B. Israel Telecom Ltd. and Advent Investments Pte. Ltd.

Exhibit 99.3*	Amended and Restated Terms and Conditions of the Notes

Exhibit 99.4*	Share Purchase Agreement, dated as of November 30, 2012, by and between Scailex Corporation Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.5*	Share Purchase Agreement, dated as of January 23, 2013, by and between Leumi Partners Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.6*	Shareholders’ Agreement, dated as of January 29, 2013, by and between Scailex Corporation Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.7*	Registration Rights Agreement dated as of October 17, 2013, by and between S.B. Israel Telecom Ltd. and Partner Communications Company Ltd.

Exhibit 99.8*	Agreement dated June 10, 2017 between S.B. Israel Telecom Ltd and Hermetic Trust, as the trustee of the Notes

*	previously filed

(Page 11 of 12 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 21, 2017

S.B. ISRAEL TELECOM LTD.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Director

SCG COMMUNICATION VENTURES LLC

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Managing Director

HSAC INVESTMENTS LP

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer of Saban Capital Group, Inc., the general partner of HSAC Investments LP

SABAN CAPITAL GROUP, INC.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

SCG INVESTMENT HOLDINGS, INC.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

ALPHA FAMILY TRUST

By:	/s/ Haim Saban
Name:	Haim Saban
Title:	Co-Trustee

HAIM SABAN

/s/ Haim Saban

CHERYL SABAN

/s/ Cheryl Saban

(Page 12 of 12 Pages)